

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Glenn Sandgren
Chief Executive Officer
IKONICS Corp.
4832 Grand Avenue
Duluth, MN 55807

>   **Re: IKONICS Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed October 12, 2021**
>   **File No. 333-258335**

Dear Mr. Sandgren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4

The Mergers, page 12

1.   We note your response to prior comment 8. Please revise to add a section addressing all conflicts of interest of the executive officers and directors of the HoldCo ("Terawulf") after the business combination. As part of your disclosure, include a discussion of any other companies to which the officers or directors will have a fiduciary duty. Finally, disclose that Mr. Prager may have financial interests that are not aligned with the shareholders of the combined entity.

Unaudited Pro Forma Condensed Combined Financial Information, page 25

2.   We continue to evaluate your response to prior comment 2 and may have further

Glenn Sandgren
IKONICS Corp.
October 28, 2021
Page 2

comments.

Background to the Mergers, page 55

3.   We note your response to prior comment 4 that each of the potential targets initially contacted IKONICS directly but your disclosure indicates that a therapeutic biotech company and a cell therapy biotechnology company were "introduced to IKONICS through a third-party representative" in February 2021. Please disclose the third-party representatives who were involved in

Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of Operations of TeraWulf
Limited History; Need for Additional Capital, page 137

4.   We continue to evaluate your response to prior comment 9 and may have further comments.

     You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: W. Jason Deppen